Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 9, 2009, relating to the consolidated financial statements of Global Cash Access Holdings, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109) and the effectiveness of Global Cash Access Holdings, Inc.’s internal control over financial reporting appearing in the Annual Report on Form 10-K of Global Cash Access Holdings, Inc. and subsidiaries for the year ended December 31, 2008.
/s/ Deloitte & Touche LLP
Las Vegas, Nevada
March 5, 2010